Exhibit 99.1

NEWS RELEASE

Toronto, February 21, 2024

Triple Flag Declares Q1 2024 Dividend

Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX:TFPM, NYSE:TFPM) is pleased to announce that its Board of Directors has approved the declaration of a cash dividend of US$0.0525 per common share to be paid on March 15, 2024, to the shareholders of record at the close of business on March 4, 2024.

About Triple Flag

Triple Flag is a pure play, precious-metals-focused streaming and royalty company. We offer bespoke financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 235 assets, including 15 streams and 220 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 32 producing mines and 203 development and exploration stage projects, and other assets. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contact Information

Investor Relations:

David Lee

Vice President, Investor Relations

Tel: +1 (416) 304-9770

Email: ir@tripleflagpm.com

Media:

Gordon Poole, Camarco

Tel: +44 (0) 7730 567 938

Email: tripleflag@camarco.co.uk

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